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                                                                      EXHIBIT 12
                                                                      ----------

Household Finance Corporation and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

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                                                                    Year  Ended December 31,
                                                -------------------------------------------------------------
(In millions)                                        2000         1999         1998         1997         1996
-------------------------------------------------------------------------------------------------------------
Net income                                      $ 1,185.5    $ 1,019.9    $   304.9    $   767.1    $   650.0
Income taxes                                        642.2        550.8        361.8        391.9        358.1
                                                ---------    ---------    ---------    ---------    ---------

Income before income taxes                        1,827.7      1,570.7        666.7      1,159.0      1,008.1
                                                ---------    ---------    ---------    ---------    ---------

Fixed charges:
    Interest expense (1)                          2,910.1      2,158.3      2,009.3      1,863.0      1,727.9
    Interest portion of rentals (2)                  42.9         37.7         48.1         46.8         45.2

                                                ---------    ---------    ---------    ---------    ---------

Total fixed charges                               2,953.0      2,196.0      2,057.4      1,909.8      1,773.1
                                                ---------    ---------    ---------    ---------    ---------

Total earnings as defined                       $ 4,780.7    $ 3,766.7    $ 2,724.1    $ 3,068.8    $ 2,781.2
                                                =========    =========    =========    =========    =========

Ratio of earnings to fixed charges (3)               1.62         1.72         1.32         1.61         1.57
                                                =========    =========    =========    =========    =========

Preferred stock dividends (4)                           -            -            -    $    14.6    $    19.4
                                                =========    =========    =========    =========    =========

Ratio of earnings to combined fixed charges
and preferred stock dividends (3)                    1.62         1.72         1.32         1.59         1.55
                                                =========    =========    =========    =========    =========
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(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial
    Corporation ("Beneficial"). Excluding Beneficial merger and integration costs of $751 million after-tax, our ratio of earnings to combined fixed charges and preferred stock dividends in 1998 was 1.81.

(4) Preferred stock dividends are grossed up to their pretax equivalents.